Bass, Berry & Sims plc
Attorneys at Law

A PROFESSIONAL LIMITED LIABILITY COMPANY
315 Deaderick Street, Suite 2700
Nashville, Tennessee 37238
(615) 742-6200
March 28, 2008
Via EDGAR and Federal Express
Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, DC 20549

Re:	Performance Food Group Company
Preliminary Proxy Statement on Schedule 14A
Filed February 15, 2008
Form 10-K for Fiscal Year Ended December 29, 2007
Filed February 26, 2008
Definitive Proxy Statement on Schedule 14A
Filed April 4, 2007
File No. 0-22192
Dear Mr. Owings:
     On behalf of our client, Performance Food Group Company (the “Company”), please find below the responses to the comments issued by the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter (the “Comment Letter”) dated March 14, 2008, concerning the preliminary proxy statement on Schedule 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) filed by the Company on February 15, 2008. For your convenience, we have set out the text of the comments from the Comment Letter, followed in each case by the response. In addition, we enclose for your convenience additional copies of the revised preliminary Proxy Statement (the “Proxy Statement”), which is being filed with the Commission today, both clean and marked to show changes from the initial version filed on February 15, 2008. Capitalized terms used and not defined herein shall have the meanings given to such terms in the Proxy Statement.
     We represent the Company only. To the extent any response relates to information concerning VISTAR Corporation, Panda Acquisition, Inc., The Blackstone Group or any of its

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Mr. H. Christopher Owings
Securities and Exchange Commission
March 28, 2008

affiliates, including any of its private equity funds, Wellspring Capital Management LLC, or any of its affiliates, including any of its private equity funds or Evercore Group L.L.C., or any of its affliates, such response is included in this letter based on information provided to the Company and us by such other entities or their respective representatives.
Preliminary Proxy Statement
Notice of Special Meeting of Shareholders
1.	Please ensure that all proxy materials sent to shareholders conform with the requirements of Rule 14a-5(d)(1), including the notice of special meeting. Please also ensure that both the proxy statement and form of proxy are clearly identified as preliminary versions until disseminated to security holders.

RESPONSE: The Proxy Statement has been revised in accordance with the Staff’s comment.
Important Notice Regarding the Availability of Proxy Materials, page 1
2.	Please remove the notice on page one regarding the internet availability of proxy materials. Pursuant to Rule 14a-16(m) under the Securities Exchange Act of 1934, Rule 14a-16 is not available for business combination transactions.

RESPONSE: The notice on page one of the Proxy Statement has been removed in accordance with the Staff’s comment.
The Merger, page 16
Background of the Merger, page 16
3.	In the carryover paragraph on page 17 and in the third and fourth paragraphs on page 17, please disclose the type of financial information that was disclosed to Blackstone and PE Firm Y.

RESPONSE: The disclosure on pages 18 and 19 of the Proxy Statement has been revised in accordance with the Staff’s comment.
4.	In the first full paragraph on page 21, please disclose the “certain issues” that arose from Blackstone’s due diligence. In addition, please disclose the “certain potential liabilities” that Blackstone believed might occur after closing of the merger.

RESPONSE: The disclosure on page 23 of the Proxy Statement has been revised in accordance with the Staff’s comment.
5.	In the fourth full paragraph on page 21, please describe the “significant amount of work” that Blackstone had performed with respect to the potential liabilities. In addition, please

Mr. H. Christopher Owings
Securities and Exchange Commission
March 28, 2008

disclose the “three possible alternatives” that Blackstone proposed to address the potential liabilities.
RESPONSE: The disclosure on page 23 of the Proxy Statement has been revised in accordance with the Staff’s comment.
Reasons for the Merger; Recommendation of Our Board of Directors, page 24
6.	Please disclose any positive factors the board considered with respect to the company’s ability to operate the business going forward. In this regard, we note the company’s disclosure in additional proxy material filed January 22, 2008 that the merger “will give us resources and opportunities to grow our business.”

RESPONSE: The disclosure on pages 26 and 27 of the Proxy Statement has been revised in accordance with the Staff’s comment.
Opinion of Evercore Group L.L.C., page 26
7.	We note the description of the discounted cash flow analysis prepared by Evercore Group L.L.C. on page 30. We further note that Evercore Group L.L.C. relied on management projections when preparing the discounted cash flow analysis. Please revise your description of the discounted cash flow analysis to disclose the management projections used. Please provide similar disclosure with respect to the discussion of present value of equity.

RESPONSE: The disclosure on pages 35 through 38 of the Proxy Statement has been added in accordance with the Staff’s comment.
Interests of PFG’s Directors and Executive Officers in the Merger, page 37
Change in Control Agreements, page 38
8.	In the first table on page 40, please include a total column indicating the total payments that are expected to be made to each executive officer pursuant to the change in control agreements.

RESPONSE: The disclosure on page 47 of the Proxy Statement has been revised in accordance with the Staff’s comment.
The Merger Agreement, page 45
Representations and Warranties, page 46
9.	We note your disclosure on page 46 and 47 that “The assertions embodied in those representations and warranties were made solely for purposes of the merger agreement and may be subject to important qualifications and limitations agreed by the parties in connection with negotiating its terms (including exceptions described in the confidential

Mr. H. Christopher Owings
Securities and Exchange Commission
March 28, 2008

disclosure schedules to the merger agreement). Moreover, some of those representations and warranties may not be accurate or complete as of any particular date because they are subject to a contractual standard of materiality or material adverse effect different from that generally applicable to public disclosures to shareholders . . . . [Y]ou should not rely on the representations and warranties contained in the merger agreement as statements of factual information.” We also note that the company included similar disclosure in the Form 8-K filed on January 18, 2008. Please revise to remove any potential implication that the referenced merger agreement does not constitute public disclosure under the federal securities laws. Also, please revise the similar statement in the italicized text on page 45.
RESPONSE: The disclosure on pages 53 and 55 of the Proxy Statement has been revised in accordance with the Staff’s comment.
Where You can Find More Information, page 71
10.	Please update the list of filings incorporated by reference to include, among other filings, the Annual Report on Form 10-K filed by the company on February 26, 2008.

RESPONSE: The disclosure on page 80 of the Proxy Statement has been revised in accordance with the Staff’s comment.
Definitive Proxy Statement filed April 4, 2007
Compensation Discussion and Analysis, page 8
Components of 2006 Compensation for Executive Officers, page 9
11.	In future filings, please disclose the operating earnings or earnings per share that were required to be achieved in order for performance-based cash incentive compensation to be paid. In addition, please disclose how the cash incentives are calculated based on the minimum level of operating earnings or earnings per share and the quantitative and qualitative factors considered by the compensation committee.

RESPONSE: The Company will comply with the Staff’s comment in future filings.
12.	In future filings, please disclose the factors considered by the compensation committee in determining long-term equity incentive compensation. In this regard, we note that the company discloses the factors considered with respect to the decision to award stock options or restricted stock. Please expand the disclosure to include a discussion of the factors considered in making awards (e.g., individual performance or achievement of a certain level of operating performance).

RESPONSE: The Company will comply with the Staff’s comment in future filings.

Mr. H. Christopher Owings
Securities and Exchange Commission
March 28, 2008

13.	In future filings, please disclose the performance target that must be achieved in order for the company to make contributions to a participant’s account under the Supplemental Executive Retirement Plan.

RESPONSE: The Company will comply with the Staff’s comment in future filings.
Certain Payments to Named Executive Officers upon Termination of Employment, page 11
14.	In future filings, please discuss why you have chosen to pay certain multiples of the components of compensation under these arrangements.

RESPONSE: The Company will comply with the Staff’s comment in future filings.
Summary Compensation Table, page 16
15.	In future filings, please separately quantify in footnote four to the table the amounts attributable to (1) the change in actuarial present value and (2) above market earnings. See instruction 3 to Item 402(c)(2)(viii) of Regulation S-K.

RESPONSE: The Company will comply with the Staff’s comment in future filings.
     The undersigned, on behalf of the Company, and in response to the request contained in the Comment Letter, hereby acknowledges that:
1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filings with the Commission;
2.	The Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to such filings; and
3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please do not hesitate to contact me at (615) 742-6275 or Scott Holley of our firm at (615) 742-7721 if you have any questions or further comments. Thank you in advance for your prompt attention to this matter.
Sincerely,
/s/ F. Mitchell Walker, Jr.
F. Mitchell Walker, Jr.
Enclosures

cc:	Steven L. Spinner, Performance Food Group Company
John D. Austin, Performance Food Group Company
Joseph J. Traficanti, Performance Food Group Company
D. Scott Holley, Bass, Berry & Sims PLC
Daniel Clivner, Simpson Thacher & Bartlett LLP